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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                     -----------------------------


                            AMENDMENT NO. 3
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                     -----------------------------


                             CONRAIL INC.

                       (Name of Subject Company)
                     -----------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                     -----------------------------


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                     -----------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                     -----------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000


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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitatio Recommendation Statement on Schedule 14D-9, originally filed on December 6, 1996, and amended on December 12, 1996 and December 20, 1996 (as amended, the "CSX Schedule 14D-9") with respect to an offer by Green Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of CSX Corporation, a Virginia corporation ("CSX"), to purchase up to an aggregate of 18,344,845 Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the CSX Schedule 14D-9.

Item 6. Recent Transactions and Intent with Respect to
        Securities.

          Item 6(a) of the Schedule 14D-9 is hereby amended by amending and restating such item in its entirety as follows:

          (a) During the past 60 days, neither Conrail nor any subsidiary of Conrail has effected a transaction in the Shares. On November 20, 1996, certain officers and directors tendered Shares (including shares of Common Stock and Preferred Stock) to Purchaser in the First Offer and on November 21, 1996, Purchaser purchased a portion of such Shares equal to the announced proration factor of 23.45% at $110 per Share. Those transactions are set forth in the table below.



                                    Number of                     Number of
                       Number of      Common       Number of      Preferred
                        Common        Shares       Preferred        Shares
                        Shares      purchased by     Shares      purchased by
 Name and Title of    tendered in   Purchaser in   tendered in   Purchaser in
Officer or Director   First Offer   First Offer    First Offer   First Offer
-------------------   -----------   ------------   ----------    ------------

David B. Lewis
Director                  1,200         281             --            --

John C. Marous
Director                    800         188             --            --

Raymond T. Schuler
Director                  7,921       1,858             --            --

Lucy S. Amerman
Vice President
Risk Management             --          --            1,836          431

                                    Number of                     Number of
                       Number of      Common       Number of      Preferred
                        Common        Shares       Preferred        Shares
                        Shares      purchased by     Shares      purchased by
 Name and Title of    tendered in   Purchaser in   tendered in   Purchaser in
Officer or Director   First Offer   First Offer    First Offer   First Offer
-------------------   -----------   ------------   ----------    ------------

Cynthia A. Archer
Senior Vice President
Intermodal                2,141        501            3,316         778

Dennis A. Arouca
Vice President
Labor Relations           5,107      1,197            2,375         557

Ronald J. Conway
Senior Vice President
Operations                  253         59            2,441         572

Timothy P. Dwyer
Senior Vice President
Unit Trains              10,500      2,462            2,135         501

Gerald T. Gates
Vice President
Customer Support          2,947        691            2,065         484

Hugh J. Kiley
Vice President
Service Design &
Planning                    --         --             1,912         448

David M. LeVan
Chairman, President &
CEO                      30,062      7,050            2,523         592

Craig R. MacQueen
Vice President
Corporate
Communications               96         22            1,758         412

Donald W. Mattson
Vice President
Controller                5,126      1,202            2,380         558

Thomas J. McFadden
Treasurer                   --         --             1,167         274

                                    Number of                     Number of
                       Number of      Common       Number of      Preferred
                        Common        Shares       Preferred        Shares
                        Shares      purchased by     Shares      purchased by
 Name and Title of    tendered in   Purchaser in   tendered in   Purchaser in
Officer or Director   First Offer   First Offer    First Offer   First Offer
-------------------   -----------   ------------   ----------    ------------

John A. McKelvey
Vice President
Service Delivery         13,520      3,171            2,358        553

William B. Newman
Vice President
Government Affairs &
Washington Counsel       13,440      3,853            2,483        582

Frank H. Nichols
Senior Vice President
Organizational
Performance               4,996      1,172            2,271        533

Timothy T. O'Toole
Senior Vice President
Finance                   4,592      1,078            2,272        533

Lester M. Passa
Vice President
Logistics & Corporate
Strategy                     --        --             1,914        449

Albert M. Polinsky
Vice President
Information Systems         385         90            1,875        440

John P. Sammon
Senior Vice President
Core Service Group        5,254      1,232            2,146        503

John M. Samuels
Vice President
Operating Assets          3,745        879            2,340        549

George P. Turner
Senior Vice President
Automotive                1,108        260            2,179        511

                                    Number of                     Number of
                       Number of      Common       Number of      Preferred
                        Common        Shares       Preferred        Shares
                        Shares      purchased by     Shares      purchased by
 Name and Title of    tendered in   Purchaser in   tendered in   Purchaser in
Officer or Director   First Offer   First Offer    First Offer   First Offer
-------------------   -----------   ------------   ----------    ------------

Bruce B. Wilson
Senior Vice President
Law                      33,253      7,798            2,494       585


          In addition, during the past 60 days, certain of the foregoing officers exercised stock options and shmultaneously with such exercise sold a portion of the newly issued Shares in the market. Those transactions are tabulated below.


                         Date of     Number of Stock      Number of Shares
    Officer            Transaction   Options Exercised    Sold/Sale Price
    -------            -----------   ------------------   ---------------

Cynthia A. Archer        11/19/96          11,438         5,990/$95.9050
                                                          3,307/$95.8080

Dennis A. Arouca         11/19/96          15,510         11,132/$95.9050

Timothy P. Dwyer         11/19/96          30,500         21,705/$95.9050

Gerald T. Gates          11/18/96          16,875         9,375/$96.2750
                                                          5,695/$95.8180

Hugh J. Kiley            11/19/96           1,950         1,950/$95.9250

John A. McKelvey         11/19/96           5,332         5,332/$96.0000

William B. Newman        11/20/96          30,400         17,875/$95.8180

John M. Samuels          11/19/96           9,375         6,818/$95.9050

Bruce B. Wilson          11/18/96          65,716         41,302/$95.9150



          On November 19, 1996, Mr. Kiley sold an additional 63.52 Shares at $95.9250 per Share. On December 27, 1996, Mr. McKelvey disposed of 40 Shares in a charitable donation.

Item 8. Additional Information to be Furnished.

     Item 8 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On December 10, 1996 and December 12, 1996, Conrail and CSX published advertisements, copies of which are attached hereto as Exhibits (a)(14) and (a)(15), respectively, and are incorporated herein by reference.

          On December 27, 1996, Norfolk filed a Petition for Declaratory Order with the Surface Transportation Board (the "STB"), claiming that certain provisions of the Second Amendment constitute an unauthorized acquisition of control by CSX over Conrail. In such petition, Norfolk requests that the STB take expedited action to issue a declaratory order that certain provisions of the Merger Agreement are void and unenforceable. In the event that a decision cannot be reached substantially before January 17, 1997, Norfolk requests that the STB issue a temporary cease and desist order barring Conrail from holding the Pennsylvania Special Meeting on January 17, 1997 or barring CSX from requiring the trustee of the Voting Trust to vote any Shares of Conrail held in the Voting Trust in favor of opting out of Subchapter E or in favor of the Merger until the STB is able to decide.

          On December 30, 1996, each of Conrail and CSX filed an interim reply with the STB opposing Norfolk Southern's request for interim coercive relief.

          On January 2, 1997, CSX and Purchaser, through the Voting Trust, sold 85,000 shares of Common Stock (with proxies for the Pennsylvania Special Meeting) through brokerage transactions on the New York Stock Exchange. 3,500 of such shares of Common Stock were sold at $99 1/8 per share of Common Stock; 66,500 of such shares of Common Stock were sold at $99 per share of Common Stock; and 15,000 of such shares of Common Stock were sold at $98 7/8 per share of Common Stock. CSX has stated that such transactions were effected through Wasserstein Perrella Co., Inc., the dealer manager for the Offer, who will receive normal and customary brokerage commissions in connection therewith. While CSX and Conrail continue to believe that the claims of Norfolk and the shareholder plaintiffs in the pending litigation brought by such parties are without merit, such transactions were effected to moot certain contentions in such litigation that shares of Common Stock owned by CSX should be aggregated with shares of Common Stock owned by directors and certain officers of Conrail for purposes of the PBCL.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the CSX Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(14) Text of advertisement published by Conrail and CSX on December 10, 1996.

     (a)(15) Text of advertisement published by Conrail and CSX on December 12, 1996.

                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             CONRAIL INC.



                             By  /s/ Timothy T. O'Toole
                                 -----------------------
                                 Name:  Timothy T. O'Toole
                                 Title: Senior Vice President--Finance


Dated as of January 3, 1997

                             EXHIBIT INDEX

Exhibit                      Description                         Page No.
-------                      -----------                         --------

*(a)(1)     Offer to Purchase dated December 6, 1996
            (incorporated by reference to Exhibit (a)(1) to
            CSX's and Purchaser's Tender Offer Statement on
            Schedule 14D-1 dated December 6, 1996, as
            amended (the "CSX 14D-1")).........................

*(a)(2)     Letter of Transmittal (incorporated by reference
            to Exhibit (a)(2) to the CSX
            14D-1).............................................

*(a)(3)     Text of press release issued by CSX dated
            December 6, 1996 (incorporated by reference to
            Exhibit (a)(7) to the CSX 14D-1)...................

*(a)(4)     Letter to shareholders of Conrail dated December
            6, 1996............................................

*(a)(5)     Form of Summary Advertisement dated December 6,
            1996 (incorporated by reference to Exhibit
            (a)(5) to the CSX 14D-1)...........................

*(a)(6)     Opinion of Lazard Freres & Co. LLC (incorporated
            by reference to Exhibit (a)(14) to the
            Solicitatio Recommendation Statement on Schedule 14D-9 of Conrail dated October 16, 1996, as amended, relating to the First Offer (the "First
            14D-9"))...........................................

*(a)(7)     Opinion of Morgan Stanley & Co. Incorporated
            (incorporated by reference to Exhibit (a)(15) to
            the First 14D-9)...................................

*(a)(8)     Text of press release issued by Conrail and CSX
            dated December 10, 1996............................

*(a)(9)     Opinion of Lazard Freres & Co. LLC dated
            December 18, 1996..................................

*(a)(10)    Opinion of Morgan Stanley & Co. Incorporated
            dated December 18, 1996............................

*(a)(11)    Supplement to the Offer to Purchase dated
            December 19, 1996 (incorporated by reference to
            Exhibit (a)(15) to the 14D-1)......................

*(a)(12)    Text of press release issued by CSX and Conrail
            dated December 19, 1996............................

Exhibit                      Description                         Page No.
-------                      -----------                         --------


*(a)(13)    Text of press release issued by Conrail dated
            December 20, 1996..................................

 (a)(14)    Text of advertisement published by Conrail and
            CSX on December 10, 1996...........................

 (a)(15)    Text of advertisement published by Conrail and
            CSX on December 12, 1996...........................

 (b)        Not applicable.....................................

*(c)(1) Agreement and Plan of Merger dated as of October 14, 1996 (incorporated by reference to Exhibit
            (c)(1) to CSX's and Purchaser's Tender Offer
            Statement on Schedule 14D-1 dated October 16,
            1996, as amended, relating to the First Offer
            (the "First CSX 14D-1"))...........................

*(c)(2)     First Amendment to Agreement and Plan of Merger
            dated as of November 5, 1996 (incorporated by
            reference to Exhibit (c)(7) to the First CSX
            14D-1).............................................

*(c)(3)     Conrail Stock Option Agreement dated as of
            October 14, 1996 (incorporated by reference to
            Exhibit (c)(2) to the First CSX 14D-1).............

*(c)(4)     CSX Stock Option Agreement dated as of October
            14, 1996 (incorporated by reference to Exhibit
            (c)(3) to the First CSX 14D-1).....................

*(c)(5)     Voting Trust Agreement dated as of October 15,
            1996 (incorporated by reference to Exhibit
            (c)(4) to the First CSX 14D-1).....................

*(c)(6)     Employment Agreement of Mr. LeVan dated as of
            October 14, 1996 (incorporated by reference to
            Exhibit (c)(5) to the First 14D-9).................

*(c)(7)     Change of Control Agreement of Mr. LeVan dated
            as of October 14, 1996 (incorporated by
            reference to Exhibit (c)(6) to the First
            14D-9).............................................

Exhibit                      Description                         Page No.
-------                      -----------                         --------

*(c)(8) Answer and Defenses of Conrail, CSX and the individual defendants to Second Amended
            Complaint, and Counterclaim of Conrail and CSX
            in Norfolk Southern et al. v. Conrail Inc. et
            al., filed on December 5, 1996, in the United States District Court for the Eastern District
            of Pennsylvania (incorporated by reference to Exhibit (c)(8) to the Solicitatio Recommendation Statement on Schedule 14D-9 of Conrail dated November 6, 1996, as amended, relating to the
            Norfolk Offer).....................................

*(c)(9)     Pages 4-5 and 9-14 of Conrail's Proxy Statement
            dated April 3, 1996 (incorporated by reference
            to Exhibit (c)(7) to the First 14D-9)..............

*(c)(10)    Second Amendment to Agreement and Plan of Merger
            dated as of December 18, 1996 (incorporated by
            reference to Exhibit (c)(6) to the 14D-1)..........

*(c)(11)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to Exhibit
            (c)(7) to the 14D-1)...............................




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* Previously filed